                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                           WYNDHAM INTERNATIONAL, INC.
                           ---------------------------
                                (Name of Issuer)


                      CLASS A COMMON STOCK, $.01 PAR VALUE
                      ------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    983101106
                                    ---------
                                 (CUSIP Number)

                               SUSAN T. GROENTEMAN
                            EXECUTIVE VICE PRESIDENT
                                CROW FAMILY, INC.
                              2100 MCKINNEY AVENUE
                                    SUITE 700
                               DALLAS, TEXAS 75201
                                 (214) 863-4000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 31, 2002
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index required by Rule 0-3(c) is located at page 23 of this filing.

                      (Continued on the following page(s))

CUSIP NO. 983101106                                                       Page 2

--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       The Trammell Crow 1994 Revocable Trust
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
          3            SEC USE ONLY

--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS*

                       OO (See Item 3)
--------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Texas
--------------------------------------------------------------------------------
  NUMBER OF SHARES     7                SOLE VOTING POWER
 BENEFICIALLY OWNED                     0
  BY EACH REPORTING   ----------------------------------------------------------
     PERSON WITH       8                SHARED VOTING POWER

                                        156,038
                      ----------------------------------------------------------
                       9                SOLE DISPOSITIVE POWER
                                        0
                      ----------------------------------------------------------
                       10               SHARED DISPOSITIVE POWER

                                        156,038
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       156,038
--------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*                                  [ ]

--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.1%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*

                       OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 983101106                                                       Page 3

--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       G-1 Funds, L.P.
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
          3            SEC USE ONLY

--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS*

                       OO (See Item 3)
--------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
  NUMBER OF SHARES     7                SOLE VOTING POWER
 BENEFICIALLY OWNED                     0
  BY EACH REPORTING   ----------------------------------------------------------
     PERSON WITH       8                SHARED VOTING POWER

                                        370,413
                      ----------------------------------------------------------
                       9                SOLE DISPOSITIVE POWER
                                        0
                      ----------------------------------------------------------
                       10               SHARED DISPOSITIVE POWER

                                        370,413
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       370,413
--------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*                                  [ ]

--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.2%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*

                       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 983101106                                                       Page 4

--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       G-2 Funds, L.P.
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
          3            SEC USE ONLY

--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS*

                       OO (See Item 3)
--------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
  NUMBER OF SHARES     7                SOLE VOTING POWER
 BENEFICIALLY OWNED                     0
  BY EACH REPORTING   ----------------------------------------------------------
     PERSON WITH       8                SHARED VOTING POWER

                                        2,022,892
                      ----------------------------------------------------------
                       9                SOLE DISPOSITIVE POWER
                                        0
                      ----------------------------------------------------------
                       10               SHARED DISPOSITIVE POWER

                                        2,022,892
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       2,022,892
--------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*                                  [ ]

--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       1.2%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*

                       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 983101106                                                       Page 5

--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       G-3 Securities, L.P.
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
          3            SEC USE ONLY

--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS*

                       OO, WC (See Item 3)
--------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
  NUMBER OF SHARES     7                SOLE VOTING POWER
 BENEFICIALLY OWNED                     0
  BY EACH REPORTING   ----------------------------------------------------------
     PERSON WITH       8                SHARED VOTING POWER

                                        6,246,997
                      ----------------------------------------------------------
                       9                SOLE DISPOSITIVE POWER
                                        0
                      ----------------------------------------------------------
                       10               SHARED DISPOSITIVE POWER

                                        6,246,997
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       6,246,997
--------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*                                  [ ]

--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       3.7%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*

                       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 983101106                                                       Page 6

--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       CFH Capital Resources, L.P.
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
          3            SEC USE ONLY

--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS*

                       OO (See Item 3)
--------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Texas
--------------------------------------------------------------------------------
  NUMBER OF SHARES     7                SOLE VOTING POWER
 BENEFICIALLY OWNED                     0
  BY EACH REPORTING   ----------------------------------------------------------
     PERSON WITH       8                SHARED VOTING POWER

                                        578,128
                      ----------------------------------------------------------
                       9                SOLE DISPOSITIVE POWER
                                        0
                      ----------------------------------------------------------
                       10               SHARED DISPOSITIVE POWER

                                        578,128
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       578,128
--------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*                                  [ ]

--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.3%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*

                       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 983101106                                                       Page 7

--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       CFHS, L.L.C.
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
          3            SEC USE ONLY

--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS*

                       OO (See Item 3)
--------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
  NUMBER OF SHARES     7                SOLE VOTING POWER
 BENEFICIALLY OWNED                     0
  BY EACH REPORTING   ----------------------------------------------------------
     PERSON WITH       8                SHARED VOTING POWER

                                        9,218,330
                      ----------------------------------------------------------
                       9                SOLE DISPOSITIVE POWER
                                        0
                      ----------------------------------------------------------
                       10               SHARED DISPOSITIVE POWER

                                        9,218,330
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       9,218,330
--------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*                                  [ ]

--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       5.5%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*

                       OO (limited liability company)
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 983101106                                                       Page 8

--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Crow Family, Inc.
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
          3            SEC USE ONLY

--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS*

                       OO (See Item 3)
--------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Texas
--------------------------------------------------------------------------------
  NUMBER OF SHARES     7                SOLE VOTING POWER
 BENEFICIALLY OWNED                     0
  BY EACH REPORTING   ----------------------------------------------------------
     PERSON WITH       8                SHARED VOTING POWER

                                        9,291,727
                      ----------------------------------------------------------
                       9                SOLE DISPOSITIVE POWER
                                        0
                      ----------------------------------------------------------
                       10               SHARED DISPOSITIVE POWER

                                        9,291,727
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       9,291,727
--------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*                                  [ ]

--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       5.5%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 983101106                                                       Page 9

--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Harlan R. Crow
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
          3            SEC USE ONLY

--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS*

                       OO (See Item 3)
--------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States of America
--------------------------------------------------------------------------------
  NUMBER OF SHARES     7                SOLE VOTING POWER
 BENEFICIALLY OWNED                     0
  BY EACH REPORTING   ----------------------------------------------------------
     PERSON WITH       8                SHARED VOTING POWER

                                        9,450,634
                      ----------------------------------------------------------
                       9                SOLE DISPOSITIVE POWER
                                        0
                      ----------------------------------------------------------
                       10               SHARED DISPOSITIVE POWER

                                        9,450,634
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       9,450,634
--------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*                                  [ ]

--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       5.6%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*

                       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 2 (this "AMENDMENT") amends and supplements the Schedule 13D (the "ORIGINAL FILING" and, as amended hereby, the "SCHEDULE 13D") originally filed with the Securities and Exchange Commission on January 29, 1998 by CF Securities, L.P., a Texas limited partnership ("CFS"), Mill Spring Holdings, Inc., a Texas corporation, G-1 Securities, L.P., a Delaware limited partnership, G-2 Securities, L.P., a Delaware limited partnership, G-3 Securities, L.P., a Delaware limited partnership, CFHS, L.L.C., a Delaware limited liability company, Crow Family, Inc., a Texas corporation, and Harlan R. Crow, an individual. Capitalized terms used but not defined in this Amendment have the meanings set forth in the Original Filing.

Item 1.  Security and Issuer.

This statement relates to shares of the Class A common stock, par value $.01 per share (the "COMMON STOCK"), of Wyndham International, Inc. (formerly known as Patriot American Hospitality Operating Company), a Delaware corporation ("WYNDHAM" or the "COMPANY"). The initial Statement on Schedule 13D filed with the Securities and Exchange Commission on January 29, 1998 related to shares of common stock, par value $.01 per share (the "PATRIOT REIT COMMON STOCK"), of Patriot American Hospitality, Inc., a Delaware corporation ("PATRIOT REIT"), and the Common Stock. Patriot REIT and the Company were parties to a pairing agreement (the "PAIRING AGREEMENT") whereby the Patriot REIT Common Stock and the Common Stock were "paired" and could only be held and transferred in units consisting of one share of Patriot REIT Common Stock and one share of Common Stock (collectively, a "PAIRED SHARE"). Thus the initial Statement on Schedule 13D was filed with respect to Paired Shares and related to both Patriot REIT and Wyndham. However, on June 30, 1999, the organization of Wyndham and Patriot REIT was restructured pursuant to a restructuring plan (the "RESTRUCTURING PLAN") whereby, among other things, (i) Patriot REIT became a wholly-owned subsidiary of Wyndham, (ii) the Pairing Agreement was terminated, (iii) each outstanding Paired Share was converted into one share of Common Stock, (iv) Wyndham exchanged one share of Common Stock for each share of unpaired Series A Preferred Stock, par value $.01 per share, of Patriot REIT (the "SERIES A PREFERRED STOCK") then outstanding, and (v) Patriot REIT terminated its status as a REIT effective January 1, 1999 and became a taxable corporation as of that date. As a result of the Restructuring Plan, each Paired Share and each share of Series A Preferred Stock were exchanged for or converted into one share of Common Stock. Accordingly, this Amendment is filed with respect to the Common Stock.

The principal executive offices of Wyndham are located at 1950 Stemmons Freeway, Suite 6001, Dallas, Texas 75207, and its telephone number at such address is
(214) 863-1000.

Item 2.  Identity and Background.

         (a)-(c), (f). This statement is filed by The Trammell Crow 1994 Revocable Trust, a Texas trust (the "TRUST"), G-1 Funds, L.P., a Delaware limited partnership ("G-1 FUNDS"), G-2 Funds, L.P., a Delaware limited partnership ("G-2 FUNDS"), G-3 Securities, L.P., a Delaware limited partnership ("G-3"), CFH Capital Resources, L.P., a Texas limited partnership ("CFH CAPITAL"), CFHS, L.L.C., a Delaware limited liability company ("CFHS"), Crow Family, Inc., a Texas corporation ("CFI"), and Harlan R. Crow, an individual ("CROW"), sometimes collectively referred to herein as the "REPORTING PERSONS."

         The Trust is a Texas trust principally engaged in investments in securities. The principal place of business for the Trust is located at 2100 McKinney Avenue, Suite 700, Dallas, Texas 75201. Crow is one of two trustees of the Trust and, in his capacity as a trustee, Crow is authorized to act individually with respect to the Trust.

         Each of G-1 Funds, G-2 Funds and G-3 is a Delaware limited partnership principally engaged in investments in securities. The principal place of business for each of G-1 Funds, G-2 Funds and G-3 is located at 2100 McKinney Avenue, Suite 700, Dallas, Texas 75201. CFHS is the general partner of each of G-1 Funds, G-2 Funds and G-3.

         CFH Capital is a Texas limited partnership principally engaged in investments in securities. The principal place of business for CFH Capital is located at 2100 McKinney Avenue, Suite 700, Dallas, Texas 75201. CFHS is the general partner of CFH Capital.

         CFHS is a Delaware limited liability company established as a holding company for various investments. CFI is the sole manager of CFHS. CFHS' principal place of business is located at 2100 McKinney Avenue, Suite 700, Dallas, Texas 75201.

         CFI is a Texas corporation established as a holding company for various investments. Crow is a director, Chief Executive Officer and a principal stockholder of CFI. CFI's principal place of business is located at 2100 McKinney Avenue, Suite 700, Dallas, Texas 75201.

         Crow is (i) a director of CFI, (ii) a trustee of the Trust, and (iii) principally employed as an investor. His principal place of business is located at 2100 McKinney Avenue, Suite 700, Dallas, Texas 75201. Crow is a United States citizen.

         The name; business address; present principal occupation or employment; and the name, principal business and address of each corporation or other organization in which such occupation of employment is conducted for each executive officer or director, each controlling person, and each executive or director of such controlling person of the Reporting Persons (other than Crow) are set forth on Schedule I hereto, which Schedule I is incorporated herein by reference.

         (d)-(e). None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I attached hereto, has during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         (a) On January 5, 1998, CFS acquired 6,427,217 Paired Shares (the "CFS SHARES") and 4,860,876 shares of Series A Preferred Stock. The CFS Shares and the Series A Preferred Stock were acquired by CFS in exchange for shares of common stock of Wyndham Hotel Corporation ("WYNDHAM HOTEL") owned by CFS. Wyndham Hotel was involved in the ownership or management of hotels or other lodging industry activities. CFS acquired such shares pursuant to the terms of that certain Agreement and Plan of Merger between Patriot REIT's predecessor and Wyndham Hotel, as ratified by Patriot REIT and the other parties listed on the signature pages thereto (the "MERGER AGREEMENT"). A copy of the Merger Agreement is attached hereto as Exhibit 10.1 and incorporated herein by reference.

         On January 8, 1998, CFS liquidated and distributed its property, including cash, the CFS Shares and the Series A Preferred Stock, proportionately to its partners, as a result of which, among other things, (i) 82,712 of the CFS Shares and 62,555 shares of the Series A Preferred Stock were distributed to the Trust; (ii) 38,936 of the CFS Shares and 29,447 shares of the Series A Preferred Stock were distributed to Mill Spring Holdings, Inc., a Texas corporation ("HOLDINGS"); (iii) 284,430 of the CFS Shares and 215,113 shares of the Series A Preferred Stock were distributed to G-1 Securities, L.P., a Delaware limited partnership ("G-1 SECURITIES"); (iv) 1,553,214 of the CFS Shares and 1,174,689 shares of the Series A Preferred Stock were distributed to G-2 Securities, L.P., a Delaware limited partnership ("G-2 SECURITIES"); and (v) 4,467,925 of the CFS Shares and 3,379,072 shares of the Series A Preferred Stock were distributed to G-3. G-1 Securities and G-2 Securities subsequently transferred 154,436 and 843,214, respectively, of their CFS Shares to G-3 for an amount in cash based on $26.5625 per CFS Share (the trading price of the Paired Shares at the close of business on January 8, 1998) (the "PRICE PER SHARE"). G-3 subsequently contributed 1,600,000 of the CFS Shares to the capital of CFH Capital in exchange for a limited partnership interest therein.

         On June 30, 1999, the organization of Wyndham and Patriot REIT was restructured pursuant to the Restructuring Plan whereby, among other things, (i) Patriot REIT became a wholly-owned subsidiary of Wyndham, (ii) the Pairing Agreement was terminated, (iii) each outstanding Paired Share was converted into one share of Common Stock, (iv) Wyndham exchanged one share of Common Stock for each share of Series A Preferred Stock then outstanding, and (v) Patriot REIT terminated its status as a REIT effective January 1, 1999 and became a taxable corporation as of that date. As a result of the Restructuring Plan, each Paired Share and each share of Series

A Preferred Stock held by Holdings, the Trust, G-1 Securities, G-2 Securities and G-3 were exchanged for or converted into one share of Common Stock. A copy of the Restructuring Plan is attached hereto as Exhibit 10.3 and incorporated herein by reference.

         On December 23, 2000, each of G-1 Securities and G-2 Securities transferred all shares of Common Stock they held to G-1 Funds and G-2 Funds, respectively.

         On December 31, 2002, Holdings merged with and into CFI, with CFI surviving the merger. As a result, all shares of Common Stock previously held by Holdings were transferred to CFI.

         Currently, CFI holds 73,397 shares of Common Stock (the "CFI SHARES"), the Trust holds 156,038 shares of Common Stock (the "TRUST SHARES"), G-1 Funds holds 370,413 shares of Common Stock (the "G-1 SHARES"), G-2 Funds holds 2,022,892 shares of Common Stock (the "G-2 SHARES"), G-3 holds 6,246,997 shares of Common Stock (the "G-3 SHARES"), and CFH Capital holds 578,128 shares of Common Stock (the "CFH CAPITAL SHARES").

         (b) Currently, CFI holds the CFI Shares and may be deemed to beneficially own the G-1 Shares, the G-2 Shares, the G-3 Shares and the CFH Capital Shares by virtue of its status as the sole manager of CFHS. Crow may be deemed to beneficially own the CFI Shares by virtue of his status as a director, Chief Executive Officer and a principal stockholder of CFI.

         (c) Currently, the Trust holds the Trust Shares. Crow may be deemed to beneficially own the Trust Shares by virtue of his status as a trustee of the Trust.

         (d) Currently, G-1 Funds holds the G-1 Shares. CFHS may be deemed to beneficially own the G-1 Shares by virtue of its status as general partner of G-1 Funds.

         (e) Currently, G-2 Funds holds the G-2 Shares. CFHS may be deemed to beneficially own the G-2 Shares by virtue of its status as general partner of G-2 Funds.

         (f) Currently, G-3 holds the G-3 Shares. CFHS may be deemed to beneficially own the G-3 Shares by virtue of its status as general partner of G-3.

         (g) Currently, CFH Capital holds the CFH Capital Shares. CFHS may be deemed to beneficially own the CFH Capital Shares by virtue of its status as general partner of CFH Capital.

         (h) Crow may be deemed to beneficially own (i) the G-1 Shares, the G-2 Shares, the G-3 Shares and the CFH Capital Shares by virtue of his status as a director, Chief Executive Officer and a principal stockholder of CFI; (ii) the Trust Shares by virtue of his status as a trustee of the Trust; and (iii) the CFI Shares by virtue of his status as a director, Chief Executive Officer and a principal stockholder of CFI.

Item 4.  Purpose of Transaction.

         CFS acquired the CFS Shares on January 5, 1998 pursuant to the terms of the Merger Agreement. On January 8, 1998, CFS liquidated and distributed its property, including cash, the CFS Shares and the Series A Preferred Stock, proportionately to its partners, as a result of which, among other things, (i) 82,712 of the CFS Shares and 62,555 shares of the Series A Preferred Stock were distributed to the Trust; (ii) 38,936 of the CFS Shares and 29,447 shares of the Series A Preferred Stock were distributed to Holdings; (iii) 284,430 of the CFS Shares and 215,113 shares of the Series A Preferred Stock were distributed to G-1 Securities; (iv) 1,553,214 of the CFS Shares and 1,174,689 shares of the Series A Preferred Stock were distributed to G-2 Securities; and (v) 4,467,925 of the CFS Shares and 3,379,072 shares of the Series A Preferred Stock were distributed to G-3. G-1 Securities and G-2 Securities subsequently transferred 154,436 and 843,214, respectively, of their CFS Shares to G-3 for an amount in cash based on the Price per Share. G-3 subsequently contributed 1,600,000 of the CFS Shares to the capital of CFH Capital in exchange for a limited partnership interest therein.

         On June 30, 1999, the organization of Wyndham and Patriot REIT was restructured pursuant the Restructuring Plan whereby, among other things, (i) Patriot REIT became a wholly-owned subsidiary of Wyndham, (ii) the Pairing Agreement was terminated, (iii) each outstanding Paired Share was converted into one share of Common Stock, (iv) Wyndham exchanged one share of Common Stock for each share of Series A Preferred Stock then outstanding, and (v) Patriot REIT terminated its status as a REIT effective January 1, 1999 and became a taxable corporation as of that date. As a result of the Restructuring Plan, each Paired Share and each share of Series A Preferred Stock held by Holdings, the Trust, G-1 Securities, G-2 Securities and G-3 were exchanged for or converted into one share of Common Stock. A copy of the Restructuring Plan is attached hereto as
Exhibit 10.3 and incorporated herein by reference.

         On December 23, 2000, each of G-1 Securities and G-2 Securities transferred all shares of Common Stock they held to G-1 Funds and G-2 Funds, respectively.

         On December 31, 2002, Holdings merged with and into CFI, with CFI surviving the merger. As a result, all shares of Common Stock previously held by Holdings were transferred to CFI.

         Currently, CFI holds the CFI Shares, the Trust holds the Trust Shares, G-1 Funds holds the G-1 Shares, G-2 Funds holds the G-2 Shares, G-3 holds the G-3 Shares and CFH Capital holds the CFH Capital Shares. Each of Holdings, the Trust, G-1 Funds, G-2 Funds, G-3 and CFH Capital acquired, and is holding, its respective Common Stock for investment purposes.

         Any of the Reporting Persons may purchase additional, or dispose of, Common Stock either in the open market or in private transactions, depending on his or its evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, economic conditions, money and stock market conditions and other future developments. CFH Capital recently engaged in open market sales of Common Stock for tax planning purposes as described in Item
5. Except as otherwise described in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities by the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) any change in the present boards of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company's boards of directors, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in either of the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of the securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

         AGREEMENT TO BE BOUND BY STANDSTILL AGREEMENT AND VOTING AGREEMENT. On January 5, 1998, the following agreements were entered into: (i) Agreement to be Bound by Standstill Agreement and Voting Agreement (the "AGREEMENT TO BE BOUND") by and among Patriot REIT, Wyndham International, G-1 Securities, G-2 Securities and G-3, (ii) Standstill Agreement, dated as of January 5, 1998 (the "STANDSTILL AGREEMENT"), between CFS and Patriot REIT, as if each of G-1 Securities, G-2 Securities, G-3, Holdings, the Trust, and CFH Capital (each, a "STOCKHOLDER") was named therein in place of CFS for purposes thereof and (iii) Voting Agreement, dated as of January 5, 1998 (the "VOTING AGREEMENT"), between CFS and Patriot REIT, as if the Stockholder was named therein in place of CFS for purposes thereof. The Agreement to Be Bound, the Standstill Agreement and the Voting Agreement are no longer of any legal force or effect.

         REGISTRATION RIGHTS AGREEMENT. Pursuant to the Agreement to be Bound, each Stockholder is entitled to the benefits conferred thereon by that certain Registration Rights Agreement (the "REGISTRATION RIGHTS AGREEMENT"), to be entered into among Patriot REIT, Wyndham International, CFS and the other parties signatory thereto (CFS and such other parties signatory thereto are referred to as the "REGISTRATION RIGHTS HOLDERS"), as if the Stockholder was named therein in place of CFS as a Registration Rights Holder for purposes thereof.

         Pursuant to the Registration Rights Agreement, the Company will be required, subject to certain limitations and under certain conditions, to register for sale to the public the Registrable Securities (as defined therein) received by the Registration Rights Holders pursuant to that certain Stock Purchase Agreement (as defined therein) and the Merger Agreement. The Registration Rights Agreement provides that any Registration Rights Holder may require the Company, upon written notice, to register for sale such Registrable Securities (a "DEMAND REGISTRATION"), provided that the total amount of Registrable Securities to be included in the Demand Registration has a market value of at least $20 million and that notice is not given less than nine months after the effective date of the previous Demand Registration. If Registrable Securities are going to be registered by the Company pursuant to a Demand Registration, notice must be provided to the other Registration Rights Holders of Registrable Securities and permit them to include any and all Registrable Securities that they hold in the Demand Registration, provided that the amount of Registrable Securities requested to be registered may be limited by the underwriters in an underwritten public offering based upon such underwriters' determination that inclusion of the total amount of Registrable Securities requested for registration would materially and adversely affect the success of the offering. Upon notice of a Demand Registration, the Company will be required to file a registration statement within 60 days of the date on which such notice is given, although the filing may be postponed for up to 90 days under certain circumstances. Subject to the conditions stated or referred to above, the Registration Rights Holders may request an unlimited number of Demand Registrations.

         The Registration Rights Agreement also provides that, subject to certain exceptions, in the event that the Company proposes to file a registration statement with respect to Registrable Securities, with the exception of certain other types of registrations, the Company will offer the Registration Rights Holders the opportunity to register the number of Registrable Securities they request to include (the "PIGGYBACK REGISTRATION"), provided that the amount of Registrable Securities requested to be registered may be limited by the underwriters in an underwritten public offering based on such underwriters' determination that inclusion of the total amount of Registrable Securities requested for registration would materially and adversely affect the success of the offering. The Company is required to pay all of the expenses of registration under the Registration Rights Agreement, other than underwriting discounts and commissions.

         The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the copy of the form of Registration Rights Agreement attached hereto as Exhibit 10.4 and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate number and percentage of Common Stock beneficially owned by each of the Reporting Persons, and for all of the Reporting Persons collectively, is set forth on Schedule II attached hereto and incorporated herein in full by reference thereto.

         (b) Schedule II attached hereto shows the number of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition, for each of the Reporting Persons. The applicable information required by Item 2 for each person with whom the power to vote or to direct the vote or to dispose or to direct the disposition is set forth in Item 2 above.

         (c) CFS acquired the CFS Shares on January 5, 1998 pursuant to the terms of the Merger Agreement. On January 8, 1998, CFS liquidated and distributed its property, including cash, the CFS Shares and the Series A Preferred Stock, proportionately to its partners, as a result of which, among other things, (i) 82,712 of the CFS Shares and 62,555 shares of the Series A Preferred Stock were distributed to the Trust; (ii) 38,936 of the CFS Shares and 29,447 shares of the Series A Preferred Stock were distributed to Holdings;
(iii) 284,430 of the CFS Shares and 215,113 shares of the Series A Preferred Stock were distributed to G-1 Securities; (iv) 1,553,214 of the CFS Shares and 1,174,689 shares of the Series A Preferred Stock were distributed to G-2 Securities; and (v) 4,467,925 of the CFS Shares and 3,379,072 shares of the Series A Preferred Stock were distributed to G-3. G-1 Securities and G-2 Securities subsequently transferred 154,436 and 843,214, respectively, of their CFS Shares to G-3 for an amount in cash based on the Price per Share. G-3 subsequently contributed 1,600,000 of the CFS Shares to the capital of CFH Capital in exchange for a limited partnership interest therein.

         On June 30, 1999, the organization of Wyndham and Patriot REIT was restructured pursuant the Restructuring Plan whereby, among other things, (i) Patriot REIT became a wholly-owned subsidiary of Wyndham, (ii) the Pairing Agreement was terminated, (iii) each outstanding Paired Share was converted into one share of Common Stock, (iv) Wyndham exchanged one share of Common Stock for each share of Series A Preferred Stock then outstanding, and (v) Patriot REIT terminated its status as a REIT effective January 1, 1999 and became a taxable corporation as of that date. As a result of the Restructuring Plan, each Paired Share and each share of Series A Preferred Stock held by Holdings, the Trust, G-1 Securities, G-2 Securities and G-3 were exchanged for or converted into one share of Common Stock. A copy of the Restructuring Plan is attached hereto as
Exhibit 10.3 and incorporated herein by reference.

         On December 23, 2000, each of G-1 Securities and G-2 Securities transferred all shares of Common Stock they held to G-1 Funds and G-2 Funds, respectively.

         On December 31, 2002, Holdings merged with and into CFI, with CFI surviving the merger. As a result, all shares of Common Stock previously held by Holdings were transferred to CFI.

         During the sixty days prior to the date of this filing, CFH Capital sold an aggregate of 1,139,200 shares of Common Stock in the open market for tax planning purposes as follows (i) 170,200 shares of Common Stock on December 12, 2002 at a price of $0.2658 per share, (ii) 49,900 shares of Common Stock on December 13, 2002 at a price of $0.2636 per share, (iii) 312,300 shares of Common Stock on December 16, 2002 at a price of $0.2520 per share, (iv) 19,800 shares of Common Stock on December 17, 2002 at a price of $0.2600 per share, (v) 322,500 shares of Common Stock on December 20, 2002 at a price of $0.2647 per share, (vi) 90,000 shares of Common Stock on December 23, 2002 at a price of $0.2800 per share, (vii) 12,600 shares of Common Stock on December 24, 2002 at a price of $0.2700 per share, (viii) 43,300 shares of Common Stock on December 27, 2002 at a price of $0.2600 per share, (ix) 18,600 shares of Common Stock on December 30, 2002 at a price of $0.2600 per share, and (x) 100,000 shares of Common Stock on December 31, 2002 at a price of $0.2600 per share.

         Currently, CFI holds the CFI Shares, the Trust holds the Trust Shares, G-1 Funds holds the G-1 Shares, G-2 Funds holds the G-2 Shares, G-3 holds the G-3 Shares, and CFH Capital holds the CFH Capital Shares.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.

         Registration Rights Agreement.  See the discussion in Item 4 above.

         Attached hereto as Exhibit 99.1 and incorporated herein by reference is a copy of the Amended and Restated Agreement Among Filing Parties dated as of March 25, 1998.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 10.1 - Agreement and Plan of Merger, dated as of April 14, 1997, as amended on November 3, 1997, is incorporated by reference to the Companies' registration statement on Form S-4, Registration No. 333-39875 (Exhibits 2.1 and 2.2).

         Exhibit 10.2 - Amended and Restated Certificate of Incorporation of Wyndham, incorporated by a reference to Exhibit 3.1 to Wyndham's Registration Statement on From S-8 filed July 2, 1999.

         Exhibit 10.3 - Restructuring Plan, incorporated by reference to Exhibit
2.2 to the Company's Registration Statement on Form S-4/A, Registration No. 333-79527.

         Exhibit 10.4 - Form of Registration Rights Agreement is incorporated by reference to the Companies' registration statement on Form S-4, Registration No. 333-39875 (Exhibit 10.5).

         Exhibit 99.1 - Amended and Restated Agreement Among Filing Parties.*

----------------------

* Previously filed.

                                   SCHEDULE I


           CERTAIN INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF REPORTING PERSONS (OTHER THAN CROW)


1.       THE TRAMMELL CROW 1994 REVOCABLE TRUST

               NAME AND POSITION                           BUSINESS ADDRESS               PRESENT OCCUPATION
               -----------------                           ----------------               ------------------
   Harlan R. Crow                             2100 McKinney Avenue                        Investor
   Trustee                                    Suite 700
                                              Dallas, Texas  75201

   Trammell S. Crow                           2100 McKinney Avenue                        Investor
   Trustee                                    Suite 700
                                              Dallas, Texas  75201
   Margaret D. Crow                           2100 McKinney Avenue                        Investor
   Trustee                                    Suite 700
                                              Dallas, Texas  75201


2.       G-1 FUNDS, L.P.

               NAME AND POSITION                           BUSINESS ADDRESS               PRESENT OCCUPATION
               -----------------                           ----------------               ------------------
   CFHS, L.L.C.                               2100 McKinney Avenue                               Investor
   General Partner                            Suite 700
                                              Dallas, Texas  75201


3.       G-2 FUNDS, L.P.

               NAME AND POSITION                           BUSINESS ADDRESS               PRESENT OCCUPATION
               -----------------                           ----------------               ------------------
   CFHS, L.L.C.                               2100 McKinney Avenue
   General Partner                            Suite 700
                                              Dallas, Texas  75201


4.       G-3 SECURITIES, L.P.

               NAME AND POSITION                           BUSINESS ADDRESS               PRESENT OCCUPATION
               -----------------                           ----------------               ------------------
   CFHS, L.L.C.                               2100 McKinney Avenue
   General Partner                            Suite 700
                                              Dallas, Texas  75201

5.       CFH CAPITAL RESOURCES, L.P.

               NAME AND POSITION                           BUSINESS ADDRESS               PRESENT OCCUPATION
               -----------------                           ----------------               ------------------
   CFHS, L.L.C.                               2100 McKinney Avenue
   General Partner                            Suite 700
                                              Dallas, Texas 75201


6.       CFHS, L.L.C.

               NAME AND POSITION                           BUSINESS ADDRESS               PRESENT OCCUPATION
               -----------------                           ----------------               ------------------
   Crow Family, Inc.                          2100 McKinney Avenue
   Manager                                    Suite 700
                                              Dallas, Texas  75201


7.       CROW FAMILY, INC.

               NAME AND POSITION                           BUSINESS ADDRESS               PRESENT OCCUPATION
               -----------------                           ----------------               ------------------
James D. Carreker                           6801  Baltimore Drive                       Investments
Director                                    Dallas, Texas  75205

Harlan R. Crow                              2100 McKinney Avenue
Director and Chief Executive Officer        Suite 700
                                            Dallas, Texas  75201

Anthony W. Dona                             2100 McKinney Avenue
Director and Executive Vice President       Suite 700
                                            Dallas, Texas  75201

Joel S. Ehrenkranz                          375 Park Avenue                             Investments
Director                                    Suite 2800
                                            New York, New York  10152

Susan T. Groenteman                         2100 McKinney Avenue
Director and Executive Vice President       Suite 700
                                            Dallas, Texas  75201

Thomas O. Hicks                             200 Crescent Court                          Investments
Director                                    Suite 1600
                                            Dallas, Texas  75201

Warren E. Spieker, Jr.                      2180 Sand Hill Road                         Investments
Director                                    Suite 200
                                            Menlo Park, CA  94025

Ronald J. Terwilliger                       2859 Paces Ferry Road                       National Managing
Director                                    Suite 1400                                  Partner, Trammell
                                            Atlanta, Georgia  30339                     Crow Residential
                                                                                        Company

               NAME AND POSITION                           BUSINESS ADDRESS               PRESENT OCCUPATION
               -----------------                           ----------------               ------------------
Charles R. Brindell, Jr.                    2100 McKinney Avenue
Vice President                              Suite 700
                                            Dallas, Texas  75201

Ronald S. Brown                             2100 McKinney Avenue
Vice President and Treasurer                Suite 700
                                            Dallas, Texas  75201

M. Kevin Bryant                             2100 McKinney Avenue
Vice President and Secretary                Suite 700
                                            Dallas, Texas  75201

Mary M. Hager                               2100 McKinney Avenue
Vice President and Assistant Secretary      Suite 700
                                            Dallas, Texas  75201

Barry Henry                                 2100 McKinney Avenue
Vice President                              Suite 700
                                            Dallas, Texas  75201

Robert A. McClain                           2100 McKinney Avenue
Vice President                              Suite 700
                                            Dallas, Texas  75201

Sarah Puckett                               2100 McKinney Avenue
Vice President                              Suite 700
                                            Dallas, Texas  75201

Anne L. Raymond                             2100 McKinney Avenue
Vice President                              Suite 700
                                            Dallas, Texas  75201

Daniel Feeney                               2100 McKinney Avenue
Vice President                              Suite 700
                                            Dallas, Texas  75201

Gina Norris                                 2100 McKinney Avenue
Vice President                              Suite 700
                                            Dallas, Texas  75201

Michael R. Silverman                        2100 McKinney Avenue
Vice President                              Suite 700
                                            Dallas, Texas  75201

Jackie Close                                2100 McKinney Avenue
Assistant Secretary                         Suite 700
                                            Dallas, Texas  75201
Melissa C. Huber                            2100 McKinney Avenue
Assistant Secretary                         Suite 700
                                            Dallas, Texas  75201

                                   SCHEDULE II

                                REPORTING PERSONS


                                                                                                Aggregate
                                                                                                  Amount         Percent of
                                 Sole         Shared            Sole           Shared            of Shares           Class
                                Voting        Voting        Dispositive      Dispositive        Beneficially     Beneficially
                                Power          Power           Power            Power             Owned             Owned
                               ---------    ----------      -----------      ------------       ------------     ------------
The Trammel Crow 1994
Revocable Trust                   0            156,038            0               156,038           156,038           0.1%

G-1 Funds, L.P.                   0            370,413            0               370,413           370,413           0.2%

G-2 Funds, L.P.                   0          2,022,892            0             2,022,892         2,022,892           1.2%

G-3 Securities, L.P.              0          6,246,997            0             6,246,997         6,246,997           3.7%

CFH Capital Resources,
L.P.                              0            578,128            0               578,128           578,128           0.3%

CFHS, L.L.C. (1)                  0          9,218,330            0             9,218,330         9,218,330           5.5%

Crow Family, Inc. (2)             0          9,291,727            0             9,291,727         9,291,727           5.5%

Harlan R. Crow (3)                0          9,450,634            0             9,450,634         9,450,634           5.6%
                               ---------    ----------      -----------      ------------       ------------     ------------


    TOTAL..............           0          9,450,634            0             9,450,634         9,450,634           5.6%
                               =========    ==========      ===========      ============       ============     ============


(1) Includes (a) 370,313 shares of Common Stock held of record by G-1 Funds, (b) 2,022,892 shares of Common Stock held of record by G-2 Funds, (c) 6,246,997 shares of Common Stock held of record by G-3, and
         (d) 578,128 shares of Common Stock held of record by CFH Capital, which Common Stock could be attributed to CFHS as general partner of G-1 Funds, G-2 Funds, G-3 and CFH Capital, respectively.

(2)      Includes (i) 73,397 shares of Common Stock held of record by CFI and
         (ii) 9,218,330 shares of Common Stock attributable to CFHS, which Common Stock could be further attributed to CFI as the sole manager of CFHS.

(3) Includes (a) 2,869 shares of Common Stock held of record by Crow, (b) 9,218,330 shares of Common Stock held by G-1 Funds, G-2 Funds, G-3 and CFH Capital, which shares may be deemed to be beneficially owned by Crow as a director, Chief Executive Officer, and a principal stockholder of CFI, (c) 73,397 shares of Common Stock held by Holdings, which shares may be deemed to be beneficially owned by Crow as a director, Chief Executive Officer, and a principal stockholder of Holdings, and (d) 156,038 shares of Common Stock held by the Trust, which shares may be deemed to be beneficially owned by Crow as a trustee of the Trust.

         The Reporting Persons expressly disclaim the existence of any "group" (within the meaning of Section 13(d)(3) under the Securities Exchange Act of 1934).

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


DATED:    January 9, 2003        THE TRAMMELL CROW 1994 REVOCABLE TRUST


                                 By:      /s/ HARLAN R. CROW
                                      ------------------------------------------
                                          Harlan R. Crow
                                          Trustee


DATED:    January 9, 2003        G-1 FUNDS, L.P., a Delaware limited partnership

                                 By:      CFHS, L.L.C., a Delaware limited
                                          liability company, its sole general
                                          partner

                                 By:      Crow Family, Inc., a Texas
                                          corporation, as its sole manager


                                 By:      /s/ M. KEVIN BRYANT
                                      ------------------------------------------
                                          M. Kevin Bryant
                                          Vice President


DATED:    January 9, 2003        G-2 FUNDS, L.P., a Delaware limited partnership

                                 By:      CFHS, L.L.C., a Delaware limited
                                          liability company, as its sole general
                                          partner

                                 By:      Crow Family, Inc., a Texas
                                          corporation, as its sole manager


                                 By:      /s/ M. KEVIN BRYANT
                                      ------------------------------------------
                                          M. Kevin Bryant
                                          Vice President


DATED:    January 9, 2003        G-3 SECURITIES, L.P., a Delaware limited
                                 partnership

                                 By:      CFHS, L.L.C., a Delaware limited
                                          liability company, as its sole general
                                          partner

                                 By:      Crow Family, Inc., a Texas
                                          corporation, as its sole manager


                                 By:      /s/ M. KEVIN BRYANT
                                      ------------------------------------------
                                          M. Kevin Bryant
                                          Vice President

DATED:    January 9, 2003        CFH CAPITAL RESOURCES, L.P., a Texas limited
                                 partnership

                                 By:      CFHS, L.L.C., a Delaware limited
                                          liability company, as its sole general
                                          partner

                                 By:      Crow Family, Inc., a Texas
                                          corporation, as its sole manager


                                 By:      /S/ M. KEVIN BRYANT
                                      ------------------------------------------
                                          M. Kevin Bryant
                                          Vice President


DATED:    January 9, 2003        CFHS, L.L.C., a Delaware limited liability
                                 company

                                 By:      Crow Family, Inc., a Texas
                                          corporation, as its sole manager


                                 By:      /s/ M. KEVIN BRYANT
                                      ------------------------------------------
                                          M. Kevin Bryant
                                          Vice President


DATED:    January 9, 2003        CROW FAMILY, INC., a Texas corporation


                                 By:      /s/ M. KEVIN BRYANT
                                      ------------------------------------------
                                          M. Kevin Bryant
                                          Vice President


DATED:    January 9, 2003             /s/ HARLAN R. CROW
                                 -----------------------------------------------
                                 Harlan R. Crow

                                  EXHIBIT INDEX


   EXHIBIT
   NUMBER      DESCRIPTION
   -------     -----------
    10.1       Agreement and Plan of Merger, dated as of April 14, 1997, as amended on November 3, 1997, is incorporated by reference to the
               Companies' registration statement on Form S-4, Registration No.
               333-39875 (Exhibits 2.1 and 2.2).

    10.2 Amended and Restated Certificate of Incorporation of Wyndham, incorporated by a reference to Exhibit 3.1 to Wyndham's
               Registration Statement on From S-8 filed July 2, 1999.

    10.3 Restructuring Plan, incorporated by reference to Exhibit 2.2 to the Company's Registration Statement on Form S-4/A, Registration
               No. 333-79527.

    10.4 Form of Registration Rights Agreement is incorporated by reference to the Companies' registration statement on Form S-4, Registration No. 333-39875 (Exhibit 10.5).
    99.1       Amended and Restated Agreement Among Filing Parties.*


* Previously filed.